

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 5, 2014

Via E-mail
Charif Souki
Chief Executive Officer
Cheniere Energy Partners LP Holdings, LLC
700 Milam Street, Suite 800
Houston, Texas 77002

>   **Re: Cheniere Energy Partners LP Holdings, LLC**
>   **Registration Statement on Form S-1**
>   **Filed August 14, 2014**
>   **File No. 333-198132**

Dear Mr. Souki:

We have limited our review of your registration statement to those issues we have addressed in our comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

Exhibit Index

1. We note that you have omitted portions of certain exhibits pursuant to a granted confidential treatment request. However, it does not appear that the Confidential Treatment Order issued on December 12, 2013 covers every redacted exhibit you are including in this filing. In this regard, we note that Exhibits 10.55, 10.56 and 10.61 of this filing are not subject to the December 12, 2013 CT Order. Please tell us why you believe it is appropriate to file redacted versions of those exhibits that are not subject to the December 12, 2013 CT Order. Alternatively, please file unredacted forms of those exhibits with your next amendment and remove any reference to the December 12, 2013 CT Order with respect to those exhibits, or submit a confidential treatment request relating to those exhibits in connection with this filing and revise your exhibit index accordingly. In addition, it appears that Exhibits 10.48 and 10.58 should be incorporated by reference to your Form S-1 filed on October 18, 2013, as the redacted exhibits filed

with your Form S-1 are the exhibits covered by the December 12, 2013 CT Order; please revise your exhibit index accordingly.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Daniel Porco, Staff Attorney, at (202) 551-3477 or Lilyanna Peyser, Special Counsel, at (202) 551-3222 or me at (202) 551-3720 with any questions.

Sincerely,

/s/ Lilyanna Peyser for

Mara L. Ransom
Assistant Director